UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 2019

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Commission File Number: 001-38067

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Verona Pharma plc
(Exact Name of Registrant as Specified in Its Charter)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 20, 2019, and March 25, 2019, Verona Pharma plc issued press releases reporting the purchase of shares by its Chief Financial Officer, Mr. Piers Morgan (the Person Discharging Managerial Responsibilities ("PDMR") announcement, the ("PDMR Announcements")).

On March 22, 2019, the Company also issued a press release announcing its Annual Report and Accounts for the year ended December 31, 2018 and giving notice of the of the Annual General Meeting (the "AGM and Annual Report Press Release").

The PDMR Announcements are furnished herewith as Exhibits 1.1 and 1.2 to this Report on Form 6-K.

The AGM and Annual Report Press Release is furnished herewith as Exhibit 1.3 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

1.1	PDMR Announcement March 20, 2019
1.2	PDMR Announcement March 25, 2019
1.3	AGM and Annual Report Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: March 26, 2019	By:	/s/ Claire Poll
		Name:	Claire Poll
		Title:	Legal Counsel